May 22, 2019

VIA EDGAR

Sergio Chinos

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             GMS Inc.

Registration Statement on Form S-3

Filed on May 7, 2019

File No. 333-231268

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GMS Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 10:00 a.m., Washington, D.C. time, on May 24, 2019 or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GMS INC.

By:	/s/ Craig Apolinsky
Craig Apolinsky
Vice President, General Counsel and Secretary